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                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE): /X/Form 10-KSB / /Form 11-K / /Form 20-F
            / /Form 10-QSB / /Form N-SAR

                 For Period Ended:  December 31, 1997
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                            Neurocorp, Ltd.
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(Former Name if Applicable)

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Address of Principal Executive Office (Street and Number)
                           150 White Plains Road
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City, State and Zip Code
                                Tarrytown, New York 10591

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X /   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X /   (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, will be filed on or before the fifteenth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

         Registrant is awaiting confirmations from signifcant customers.

         The inability to file timely could not be eliminated by the Registrant without unreasonable effort and expense in that until such change has been completed, it cannot finalize its financial statements.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Joseph Dio Guardi                    (914)          366-0212
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                /X/ Yes  / / No
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  Preliminary indications are that the net loss for the year ended December
  31, 1997 will be approximately $ 2,500,000, as compared to a net loss of $1,649,675 for the fiscal year ended December 31, 1996.


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                           Neurocorp, Ltd.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Dated:   March 27, 1998                  By:  S/ JOSEPH DIO GUARDI
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                                                   Joseph Dio Guardi-
                                                      CFO